SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                           DELTA GALIL INDUSTRIES LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   ORDINARY SHARES, PAR VALUE NIS 1 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      None
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Isaac Dabah
                                GMM Capital, LLC
                                   c/o IID LLC
                          689 Fifth Avenue, 14th Floor
                               New York, NY 10022
                                 (212) 688-8288

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:
                            Thomas W. Greenberg, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                 August 30, 2005
    -------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

      GMM Capital, LLC
      I.R.S. Identification No.: 72-6232404
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                          (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)

      AF, BK
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                7.    Sole Voting Power

                      0
                ----------------------------------------------------------------
Number of       8.    Shared Voting Power
Shares
Beneficially          5,086,981
Owned by        ----------------------------------------------------------------
Each            9.    Sole Dispositive Power
Reporting
Person with           0
                ----------------------------------------------------------------
                10.   Shared Dispositive Power

                      5,086,981
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      5,086,981
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      27.2%*
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)

      OO
--------------------------------------------------------------------------------
* Based on 18,695,165 ordinary shares outstanding, excluding 1,206,802 ordinary shares held by the Company and excluding 45,882 ordinary shares held by a trustee in connection with Delta Galil's stock option plans.

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

      GMM Trust
      I.R.S. Identification No.: 72-6232404
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                          (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)

      OO
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      New Jersey
--------------------------------------------------------------------------------
                7.    Sole Voting Power

                      0
                ----------------------------------------------------------------
Number of       8.    Shared Voting Power
Shares
Beneficially          5,086,981
Owned by        ----------------------------------------------------------------
Each            9.    Sole Dispositive Power
Reporting
Person with           0
                ----------------------------------------------------------------
                10.   Shared Dispositive Power

                      5,086,981
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      5,086,981
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      27.2%*
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)

      OO
--------------------------------------------------------------------------------
* Based on 18,695,165 ordinary shares outstanding, excluding 1,206,802 ordinary shares held by the Company and excluding 45,882 ordinary shares held by a trustee in connection with Delta Galil's stock option plans.

         This Amendment No. 2 to Schedule 13D (this "Statement") relates to the ordinary shares, par value 1 NIS per share ("Ordinary Shares"), of Delta Galil Industries Ltd., an Israeli corporation (the "Company"). This Amendment amends
(i) the initial statement on Schedule 13D, filed on August 17, 2005 (the "Initial Statement") jointly on behalf of GMM Capital, LLC ("GMM Capital"), a Delaware limited liability company and GMM Trust, a trust formed under the laws of the State of New Jersey ("GMM Trust", and together with GMM Capital, the "Reporting Persons") and (ii) Amendment No. 1 to the Initial Statement filed by the Reporting Persons on August 18, 2005 (the "First Amendment"). This Amendment is being filed by the Reporting Persons to report that the share purchase transaction described in the Initial Statement has closed. Capitalized terms used but not defined herein have the meanings ascribed to them in the Initial Statement or the First Amendment. The Initial Statement is hereby amended as follows:

Item 2.  Identity and Background.

         Item 2(b) is amended and restated as follows:

         (b) The principal office of each of the Reporting Persons is located at c/o IID LLC, 689 Fifth Avenue, 14th Floor, New York, NY 10022. The names, business addresses and present principal occupations or employment of the trustees of GMM Trust are set forth on the attached Schedule I, which is incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is amended and restated as follows:

         The Reporting Persons entered into an agreement to acquire 4,256,537 Ordinary Shares (the "Purchased Shares") owned by Sara Lee International Corporation ("Sara Lee") pursuant to the transactions more fully described in
Item 4 of this Statement for an aggregate purchase price of $27,667,490.50 pursuant to a Share Purchase Agreement, dated as of August 15, 2005 (the "Share Purchase Agreement"), by and between GMM Capital and Sara Lee. GMM Capital funded the purchase price with capital provided by and on behalf of GMM Trust and through a loan obtained from United Mizrahi Bank Ltd. The loan is secured in part by a pledge of the Purchased Shares from GMM Capital. Copies of the loan agreement and pledge agreement are attached as Exhibits 4 and 5 hereto, respectively. The Reporting Persons hold an additional 830,444 Ordinary Shares which were acquired for cash through open market purchases for an aggregate purchase price of $6,991,956.87, including brokerage fees and commissions.

Item 4.  Purpose of Transaction.

         Item 4 is hereby supplementally amended as follows:

         On August 30, 2005, GMM Capital and Sara Lee consummated the transactions contemplated by the Share Purchase Agreement and GMM Capital purchased the Purchased Shares owned by Sara Lee for an aggregate purchase price of $27,667,490.50, or $6.50 per share. The purchase price was funded with a loan provided by United Mizrahi Bank Ltd., as more fully described in Item 3. Concurrently with the consummation of the transactions contemplated by the Share Purchase Agreement, GMM Capital and the Lautman Group entered into the Shareholders Agreement.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended and restated in its entirety as follows:

         (a) Based upon information set forth in the Company's Report on Form 20-F for the period ending December 31, 2004, there were 19,947,849 Ordinary Shares outstanding as of December 31, 2004, 1,206,802 of which were held by the Company as treasury shares and 45,882 of which were held by a trustee in connection with the Company's stock option plans. The Reporting Persons may be deemed to beneficially own 5,086,981 Ordinary Shares, or 27.2% of the outstanding Ordinary Shares. The persons set forth on Schedule I do not beneficially own any Ordinary Shares and expressly disclaim beneficial ownership of the Ordinary Shares deemed beneficially owned by the Reporting Persons.

         (b) The Reporting Persons share the power to vote or to direct to vote and the share the power to dispose or to direct the disposition of all 5,086,981 Ordinary Shares that may be deemed beneficially owned by them. As a result of its ownership of GMM Capital, GMM Trust may be deemed to control the power to vote or direct the disposition of such Ordinary Shares. The persons set forth on
Schedule I do not have the power to vote or to direct to vote or the power to dispose or to direct the disposition of any other Ordinary Shares and expressly disclaim beneficial ownership of the Ordinary Shares deemed beneficially owned by the Reporting Persons.

         (c) Other than as set forth on Schedule II or in Item 4, during the past sixty days, there were no purchases of the shares of Common Stock, or securities convertible into or exchangeable for Ordinary Shares, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof or, to the knowledge of the Reporting Persons, any person set forth on Schedule I. During such sixty day period, there were no sales of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof or, to the knowledge of the Reporting Persons, any person set forth on Schedule I.

         (d) No person (other than the Reporting Persons) is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares referenced in this Statement.

         (e) Not applicable.

Item 7.  Material to be Filed as Exhibits.

         Item 7 is supplementally amended as follows:

4. Loan Agreement, dated as of August 30, 2005 between United Mizrahi Bank Ltd. and GMM Capital LLC

5. Securities Pledge Deed, dated as of August 30, 2005 between GMM Capital LLC and United Mizrahi Bank Limited

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                                     GMM CAPITAL LLC

                                     By: /s/ Isaac Dabah
                                         ---------------------------------------
                                         Name:  Isaac Dabah
                                         Title: Executive Director



                                     GMM TRUST

                                     By: /s/ Isaac Dabah
                                         ---------------------------------------
                                         Name:  Isaac Dabah
                                         Title: Trustee


Dated: September 1, 2005

                                                                     SCHEDULE II

Purchases by GMM Capital:

Date of Acquisition      Number of Shares Purchased          Price Per Share ($)

      8/16/05                      74,000                           7.395

      8/16/05                       2,500                           7.53

      8/17/05                     105,154                           7.955

      8/17/05                       3,000                           8.03

      8/18/05                      10,967                           8.046

      8/18/05                         198                           8.04

      8/22/05                      26,960                           7.67

      8/23/05                      32,000                           7.63

      8/25/05                      11,614                           7.19

      8/29/05                      70,000                           7.21

                                  EXHIBIT INDEX

4. Loan Agreement, dated as of August 30, 2005 between United Mizrahi Bank Ltd. and GMM Capital LLC

5. Securities Pledge Deed, dated as of August 30, 2005 between GMM Capital LLC and United Mizrahi Bank Limited